P.E. 2/1/02



02013430

333-14002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2002

1 – HOLMES FINANCING (No 5) PLC
2 – HOLMES FUNDING LIMITED –01
3 – HOLMES TRUSTEES LIMITED –02

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . . X . . . .

Holmes Financing (No. 5) PLC
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Inter-company loan	19,853	-
Interest receivable - Cash deposits	-	-
	19,853	-
Interest payable - Notes	(19,853)	-
Interest payable		
	(19,853)	-
Net operating income	-	
Other income	38	-
Operating expenses	(38)	-
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Financing (No. 5) PLC
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset investments		
Loans to Funding		2,479,000
Current assets		
Cash at bank	13	
	13	
Creditors: Amounts falling due within one year		
Taxation	–	
	–	
Net current assets		13
Total assets less current liabilities		2,479,013
Creditors: Amounts falling due after more than one year		
Amounts due to noteholders		(2,479,000)
Net assets		13
Capital and reserves		
Share capital		13
Reserves		–
		13

Holmes Financing (No. 5) PLC
Notes Outstanding
Period ended 15 January 2002

	Series 1 Class A	Series 2 Class A1	Series 2 Class A2	Series 3 Class A1	Series 3 Class A2
Moody's current rating	P-1	Aaa	Aaa	Aaa	Aaa
S&P current rating	A-1+	AAA	AAA	AAA	AAA
Fitch Ratings current rating	F1+	AAA	AAA	AAA	AAA

	Series 1 Class B		Series 2 Class B		Series 3 Class B
Moody's current rating	Aa3		Aa3		Aa3
S&P current rating	AA		AA		AA
Fitch Ratings current rating	AA		AA		AA

	Series 1 Class C		Series 2 Class C		Series 3 Class C
Moody's current rating	Baa2		Baa2		Baa2
S&P current rating	BBB		BBB		BBB
Fitch Ratings current rating	BBB		BBB		BBB

	Series 1 Class A	Series 2 Class A1	Series 2 Class A2	Series 3 Class A1	Series 3 Class A2
	$	$	CHF	€	£
Initial note balance	1,000,000,000	750,000,000	400,000,000	600,000,000	500,000,000
Previous quarter's note principal	1,000,000,000	750,000,000	400,000,000	600,000,000	500,000,000
Note redemptions	-	-	-	-	-
Outstanding note principal	1,000,000,000	750,000,000	400,000,000	600,000,000	500,000,000

	Series 1 Class B		Series 2 Class B		Series 3 Class B
	$		€		€
Initial note balance	35,000,000		35,000,000		53,000,000
Previous quarter's note principal	35,000,000		35,000,000		53,000,000
Note redemptions	-		-		-
Outstanding note principal	35,000,000		35,000,000		53,000,000

	Series 1 Class C		Series 2 Class C		Series 3 Class C
	$		$		€
Initial note balance	52,000,000		52,000,000		76,000,000
Previous quarter's note principal	52,000,000		52,000,000		76,000,000
Note redemptions	-		-		-
Outstanding note principal	52,000,000		52,000,000		76,000,000

	Series 1 Class A	Series 2 Class A1	Series 2 Class A2	Series 3 Class A1	Series 3 Class A2
Note interest margins	1	20	N/A	N/A	22
Step up dates	16/11/2006	16/11/2006	16/11/2006	16/11/2006	16/11/2006
Step up margins	N/A	N/A	22	42	46

	Series 1 Class B		Series 2 Class B		Series 3 Class B
Note interest margins	35		43		40
Step up dates	16/11/2006		16/11/2006		16/11/2006
Step up margins	70		86		90

	Series 1 Class C		Series 2 Class C		Series 3 Class C
Note interest margins	135		145		147
Step up dates	16/11/2006		16/11/2006		16/11/2006
Step up margins	235		245		247

Interest payment cycle	Quarterly
Interest payment date	15th or next business day
Next interest payment date	15/01/2002

Liquidity facility limit	£	45,000,000
Liquidity facility drawn		Nil
Liquidity facility available	£	45,000,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	248,855	179,789
Interest receivable - Cash Deposits	2,554	2,380
	251,409	182,169
Interest payable - Mortgages	(248,855)	(179,789)
Interest payable - Cash Deposits	(2,554)	(2,380)
	(251,409)	(182,169)
Net operating income	-	-
Fees receivable	2,022	1,630
Fees payable	(2,022)	(1,630)
Operating expenses	(3,146)	(2,697)
Provision charges	(2,278)	(83)
Other income	5,424	2,780
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset investments		
Mortgage loans secured on residential property		17,863,753
Current assets		
Bank interest receivable	459	
Cash at bank	144,110	
Other debtors	-	
	144,569	
Creditors: Amounts falling due within one year		
Amounts due to Seller	(137,389)	
Amounts due to Funding	(7,165)	
Sundry creditors	(15)	
	(144,569)	
Net current assets		-
Total assets less current liabilities		17,863,753
Creditors: Amounts falling after more than one year		
Seller share of mortgage loans		(5,893,763)
Funding share of mortgage loans		(11,969,990)
Net assets		-
Capital and reserves		
Share capital (£2)		-
Reserves		-

Holmes Funding Limited
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	155,270	138,785
Interest receivable - Cash Deposits	2,123	2,237
	157,393	141,022
Interest payable - Inter-company loans	(134,365)	(132,453)
Interest payable - Start up loans	(776)	(732)
	(135,141)	(133,185)
Net operating income	22,252	7,837
Other Income	3,220	3,180
Operating expenses	(5,985)	(4,740)
Deferred consideration	(20,134)	(6,974)
Profit/(loss) on ordinary activities before taxation	(647)	(697)
Taxation	(5)	(4)
Profit/(loss) on ordinary activities after taxation	(652)	(701)
Dividend	-	-
Retained profit/(loss) brought forward	(2,225)	(1,524)
Retained profit/(loss) carried forward	(2,877)	(2,225)

Holmes Funding Limited
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset investments		
Beneficial Interest in Trust mortgage portfolio		11,969,990
Current assets		
Amounts owed by Trustee	7,165	
Deferred expenditure (costs of securing)	27,157	
Cash at bank:		
Reserve funding	129,075	
Transaction account	696	
Funding GIC account	19,437	
	183,530	
Creditors: Amounts falling due within one year		
Deferred consideration creditor	72,641	
Interest payable accrual	2,966	
Sundry creditors	905	
Taxation	19	
	76,531	
Net current assets		106,999
Total assets less current liabilities		12,076,989
Creditors: Amounts falling due after more than one year		
Inter-company loans		(12,023,516)
Start up loans		(56,350)
Net assets		(2,877)
Capital and reserves		
Share capital (£2)		-
Reserves		(2,877)
		(2,877)

Holmes Funding Limited
First Issuer Notes to Balance Sheet
Period ended 15 January 2002

	£'000	£'000
Balance on cash accumulation ledger	Nil	
Available credit enhancement		
Reserve fund at closing		13,500
Initial closing reserve funds	127,076	
Drawings to make bullet repayment	-	
Other drawings	-	
Transfers from revenue receipts	1,999	
Closing reserve balance		129,075
Target reserve funds		185,000

	AAA	BBB
Principal deficiency ledger		
Opening PDL balance	Nil	Nil
Losses this quarter	-	-
PDL top up from revenue income	-	-
Closing PDL balance	Nil	Nil

	£'000	£'000
Start up loan outstanding		
Initial balance		26,250
Initial closing outstanding	13,000	
Second start up loan	13,250	
Third start up loan	17,500	
Fourth start up loan	7,500	
Fifth start up loan	5,100	
Accrued interest	-	
Repayments made	-	
Closing balance		56,350
Liquidity facility		
Liquidity facility limit		25,000
Liquidity facility drawn		-
Liquidity facility available		25,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated 6th February, 2002

By _____

P J Lott (Authorised Signatory)